UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated August 14, 2012, entitled “VIRYANET REPORTS SECOND QUARTER 2012 RESULTS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	President and Chief Executive Officer

Date: August 14, 2012

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on August 14, 2012, entitled “VIRYANET REPORTS SECOND QUARTER 2012 RESULTS”.

Exhibit 99.1

August 14, 2012

ViryaNet Reports Second Quarter 2012 Results

Quarterly Revenues Up 25% Year-Over-Year

WESTBOROUGH, MA, August 14, 2012 - ViryaNet Limited (OTCQB: VRYAF), a leading provider of software solutions that optimize the planning, execution, and monitoring of service processes for mobile workforces, announced financial results for the second quarter of 2012.

For the quarter ended June 30, 2012, ViryaNet reported total revenues of $2.54 million, a 25% increase compared to $2.02 million in the same period in 2011. Net income for the second quarter of 2012 was $207,000, or $0.05 basic and diluted income per share, compared to a net loss of $656,000, or $0.18 basic and diluted loss per share, for the same period in 2011.

For the first half of 2012, ViryaNet reported total revenues of $5.7 million, an increase of 32% compared to revenues of $4.3 million in the same period in 2011, and net income of $623,000, compared to a net loss of $901,000 in the first half of 2011.

ViryaNet’s cash position on June 30, 2012 was approximately $475,000, as compared to $104,000 on December 31, 2011. ViryaNet’s short and long-term bank debt balance was reduced during the first half of 2012, by approximately $0.3 million. The Days Sales Outstanding (DSO) for ViryaNet on June 30, 2012 was 28 days, compared to 33 days on December 31, 2011.

The financial results for the second quarter and first half of 2012 are disclosed in the attached table.

“We are pleased with the results of the second quarter, which continued the momentum of the last several quarters with growth in revenues, net income and new booking,” stated Memy Ish-Shalom, the President and Chief Executive Officer of ViryaNet. “We accomplished a 25% growth in revenues in the second quarter of 2012, compared to the same period last year, and the total revenues for the first six months of 2012 were 32% higher, than the revenues in first half of 2011. In addition, new booking exceeded our expectations for both the second quarter and for the first six months of 2012. On top of our positive financial results, during this quarter our partners signed several new deals which will contribute to new license revenue in future quarters”, added Mr. Ish-Shalom.

For purposes of the above period-over-period comparisons, the results of ViryaNet’s former subsidiaries ViryaNet PTY and ViryaNet Europe Ltd., which were disposed of in 2011, have been reclassified to remove the operations of these entities from ViryaNet’s revenues and expenses, for the three and six months ended June 30, 2011, and to collapse the net income or loss from these operations into a single line within discontinued operations for those periods.

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce ManagementTM, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets most respected retailer, and North America’s largest auto insurer as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States and Israel. For more information visit our website, follow us on twitter, or call us: 800-661-7096.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for ViryaNet’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of ViryaNet’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s annual report on Form 20-F, filed on May 14, 2012, and the other reports filed by ViryaNet from time to time, with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

###

Press Contact:

Dolores Fallon

ViryaNet, Ltd

508-490-8600, ext 5917

Dolores.Fallon@viryanet.com

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2011	June 30, 2012
	Audited	Unaudited
Assets

CURRENT ASSETS:
Cash and cash equivalents	$104	$475
Restricted cash deposits	140	140
Trade receivables	878	788
Other accounts receivable and prepaid expenses	271	203

Total current assets	1,393	1,606

NON-CURRENT ASSETS:
Severance pay fund	1,001	975
Long-term receivable	183	154
Other	25	39

Total non-current assets	1,209	1,168

PROPERTY AND EQUIPMENT, net	93	88

GOODWILL	6,516	6,516

Total assets	$9,211	$9,378

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2011	June 30, 2012
	Audited	Unaudited
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	$115	$95
Current maturities of long-term bank loans	498	575
Trade payables	717	341
Deferred revenues	2,587	3,136
Current maturities of convertible debt	—	270
Other accounts payable and accrued expenses	2,004	1,537

Total current liabilities	5,921	5,954

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	1,001	684
Long-term convertible debt, net of current maturities	502	226
Long-term deferred revenues	—	163
Long-term deferred rent payable	82	78
Accrued severance pay	1,435	1,278

Total long-term liabilities	3,020	2,429

SHAREHOLDERS’ EQUITY:
Share capital	4,655	4,817
Additional paid-in capital	116,338	116,278
Accumulated deficit	(120,723)	(120,100)

Total shareholders’ equity	270	995

Total liabilities and shareholders’ equity	$9,211	$9,378

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. U.S. dollars in thousands, except share and per share data)

	Three months ended June 30		Six months ended June 30
	2011	2012	2011	2012
Revenues:
Software licenses	$146	$83	$363	$618
Maintenance and services	1,875	2,453	3,947	5,076

Total revenues	2,021	2,536	4,310	5,694

Cost of revenues:
Software licenses	4	—	23	50
Maintenance and services	817	1,021	1,753	2,092

Total cost of revenues	821	1,021	1,776	2,142

Gross profit	1,200	1,515	2,534	3,552

Operating expenses:
Research and development	459	257	917	550
Selling and marketing	771	715	1,406	1,465
General and administrative	407	368	833	836

Total operating expenses	1,637	1,340	3,156	2,851

Income (loss) from operations	(437)	175	(622)	701

Financial income (expenses), net	(90)	36	(151)	(59)

Income (loss) from continuing operations before taxes	(527)	211	(773)	642
Taxes on income	6	4	6	19

Income (loss) from continuing operations	$(533)	$207	$(779)	$623

Net income (loss) from discontinued operations (1)	(123)	—	(122)	—

Net income (loss)	$(656)	$207	$(901)	$623

Basic income (loss) per share
Continuing operations	$(0.15)	$0.05	$(0.22)	$0.16
Discontinued operations	(0.03)	—	(0.03)	—

Net income (loss)	$(0.18)	$0.05	$(0.25)	$0.16

Diluted income (loss) per share
Continuing operations	$(0.15)	$0.05	$(0.22)	$0.15
Discontinued operations	(0.03)	—	(0.03)	—

Net income (loss)	$(0.18)	$0.05	$(0.25)	$0.15

Weighted average number of shares used in computation of basic income (loss) per share	3,628,303	3,894,748	3,610,521	3,870,979
Weighted average number of shares used in computation of diluted income (loss) per share	3,628,303	4,269,369	3,610,521	4,245,600

(1)	The results of operations of the ViryaNet’s former subsidiaries, ViryaNet PTY and ViryaNet Europe, which were disposed of in 2011, for the comparable three and six months ended June 30, 2011 have been reclassified to remove the operations of these entities from the ViryaNet’s revenues and expenses, for the three and six months ended June 30, 2011 and to collapse the net income or loss from these operations into a single line within discontinued operations for those periods.